# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Var Acquisition Corp., CIK 0002075239
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 55 NE 5th Ave.,, Suite 401, Boca Raton, Florida (FL), 33432
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001707297

## Reporting persons
- Ian Jacobs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,500,000; shared voting power 0; sole dispositive power 2,500,000; shared dispositive power 0; aggregate amount beneficially owned 2,500,000 (25% of the class)
  Comment: (1) Based on 10,000,000 shares of Common Stock of the Issuer issued and outstanding as of November 14, 2025.

## Item 1. Issuer
Name of issuer: Var Acquisition Corp.
Address of issuer's principal executive offices: 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432

## Item 2. Person Filing
Name of person filing: Ian Jacobs
Address of principal business office or, if none, residence: 55 NE 5th Ave., Suite 401, Boca Raton, Florida 33432
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,500,000
Percent of class: 25%
Sole power to vote or to direct the vote: 2,500,000
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 2,500,000
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ian Jacobs: /s/ Ian Jacobs, Ian Jacobs (11/14/2025)